Exhibit 99.99

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2024

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	March 31, 2024 (Unaudited)	December 31, 2023 (Audited)
		$	$
ASSETS
Current assets:
Cash and cash equivalents		23,735,889	14,166,196
Receivables and prepaid expenses	4	406,019	347,166
		24,141,908	14,513,362
Non-current assets:
Property, plant and equipment	5	736,269	656,219
Long-term VAT receivable	7	1,921,033	1,799,497
		2,657,302	2,455,716
Total assets		26,799,210	16,969,078
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		3,075,304	2,488,257
Warrants liability	8	934,859	1,638,808
Current portion of lease liability	9	76,050	32,918
		4,086,213	4,159,983
Non-current liabilities:
Warrants liability	8	1,394,834	—
Lease liability	9	156,759	86,779
		1,551,593	86,779
		5,637,806	4,246,762
Equity:
Share capital	13	66,647,260	53,972,765
Contributed surplus		14,648,835	14,159,006
Deficit		(60,134,691)	(55,409,455)
		21,161,404	12,722,316
Total liabilities and equity		26,799,210	16,969,078

Commitments and contingencies	18

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Paul Murphy
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three months ended	Note	March 31, 2024	March 31, 2023
		$	$
Expenses
Exploration and evaluation	16(a)	(3,838,520)	(2,042,071)
General and administration	16(b)	(1,203,178)	(1,043,405)
		(5,041,698)	(3,085,476)
Other income (expenses)
Revaluation of warrants liability	8	371,514	(1,440,047)
Foreign exchange gain (loss)		(179,635)	458,480
Other income (expense)		—	(11,178)
Net loss before finance items and income tax		(4,849,819)	(4,078,221)
Finance income (expense)
Interest income		217,387	108,631
Finance costs	16(c)	(92,804)	(4,200)
Net loss before income tax		(4,725,236)	(3,973,790)
Income tax		—	—
Net loss and comprehensive loss		(4,725,236)	(3,973,790)

Basic and diluted loss per common share	14	(0.07)	(0.07)
Weighted average common shares outstanding, basic and diluted	14	63,415,998	53,635,831

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three months ended	Note	March 31, 2024	March 31, 2023
		$	$
Cash flows from (used in) operating activities
Net loss		(4,725,236)	(3,973,790)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		(371,514)	1,440,045
Finance costs expensed		78,110	4,200
Foreign exchange (gain) loss		179,635	(458,480)
Share-based compensation	16(b)	358,593	442,470
Depreciation and amortization	16(a),(b)	76,969	54,432
Net changes in working capital items	17	435,815	(478,901)
		(3,967,628)	(2,970,024)
Cash flows from (used in) financing activities
Cash proceeds from issuance of subscription units		13,925,729	—
Cash costs related to issuance of subscription units		(631,803)	—
Cash proceeds from issuance of shares	13	—	21,882,311
Cash costs related to issuance of shares		—	(1,455,654)
Financing costs paid		(136,431)	—
Cash proceeds from warrant exercises	13	491,897	178,564
Cash received from option exercises	13	152,889	225,359
Lease payments	9	(26,179)	(11,733)
		13,776,102	20,818,847
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	5	(32,243)	(14,933)
		(32,243)	(14,933)
Net change in cash and cash equivalents during the period		9,776,231	17,833,890
Cash and cash equivalents, opening balance		14,166,196	8,503,274
Foreign exchange effect on cash balances		(206,538)	411,719
Cash and cash equivalents, end of period		23,735,889	26,748,883

The accompanying notes are an integral part of these interim condensed consolidated financial statements

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2024		61,234,906	53,972,765	14,159,006	(55,409,455)	12,722,316
Issuance of shares – Offering March 2024	13	4,500,000	13,925,729	—	—	13,925,729
Fair value of warrants issued		—	(1,193,634)	—	—	(1,193,634)
Share issue costs	13	—	(702,386)	—	—	(702,386)
Exercise of warrants	13	205,000	491,897	131,236	—	623,133
Exercise of options	13,15	176,550	152,889	—	—	152,889
Share-based compensation	16(b)	—	—	358,593	—	358,593
Net loss for the period		—	—	—	(4,725,236)	(4,725,236)
Balance March 31, 2024		66,116,456	66,647,260	14,648,835	(60,134,691)	21,161,404
Balance January 1, 2023		52,771,782	31,655,207	11,558,338	(36,275,797)	6,937,748
Issuance of shares – Offering March 2023	13	7,060,000	21,882,311	—	—	21,882,311
Share issue costs	13	—	(1,579,306)	—	—	(1,579,306)
Exercise of warrants	13	75,000	178,564	106,731	—	285,295
Exercise of options	13	176,042	225,360	—	—	225,360
Share-based compensation	16(b)	—	—	442,470	—	442,470
Net loss for the period		—	—	—	(3,973,790)	(3,973,790)
Balance March 31, 2023		60,082,824	52,362,136	12,107,539	(40,249,587)	24,220,088

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021 under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol "CNLMF". Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol "CNL". Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in Notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2023 and have been consistently applied throughout all periods presented as if these policies had always been in effect.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on May 14th, 2024.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

3.	NEW ACCOUNTING STANDARDS

The following revised standard is effective after January 1, 2024, and the adoption of this standard did not have a material impact to the Company.

(a)	IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to clarify the classification of liabilities between current and noncurrent to be based on the rights that exist at the end of the reporting period and that such classification is unaffected by the expectations of the entity or events after the reporting date. The changes must be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) and are effective after January 1, 2024..

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	March 31, 2024	December 31, 2023
	$	$
Prepaid expenses	293,714	280,616
Advance to suppliers	56,755	48,179
Other receivables (a)	55,550	18,371
	406,019	347,166

(a)	Other receivables

Included in other receivables is $55,550 (December 31, 2023 – $18,371) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and Equipment consist of the following:

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2024	62,075	335,433	64,636	87,541	106,534	656,219
Additions	—	9,981	22,262	—	124,777	157,020
Depreciation (b)	(832)	(26,420)	(15,347)	(15,556)	(18,815)	(76,970)
Net book value, March 31, 2024	61,243	318,994	71,551	71,985	212,496	736,269
Balance, March 31, 2024
Cost	65,876	482,223	212,825	219,811	244,627	1,225,362
Accumulated depreciation	(4,633)	(163,229)	(141,274)	(147,826)	(32,131)	(489,093)
Net book value	61,243	318,994	71,551	71,985	212,496	736,269

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2023	—	193,363	86,281	121,103	92,829	493,576
Additions	65,876	222,387	41,343	23,900	119,850	473,356
Cancellation	—	—	—	—	(64,589)	(64,589)
Depreciation (b)	(3,801)	(80,317)	(62,988)	(57,462)	(41,556)	(246,124)
Net book value, December 31, 2023	62,075	335,433	64,636	87,541	106,534	656,219
Balance, December 31, 2023
Cost	65,876	472,243	190,563	219,809	119,850	1,068,341
Accumulated depreciation	(3,801)	(136,810)	(125,927)	(132,268)	(13,316)	(412,122)
Net book value	62,075	335,433	64,636	87,541	106,534	656,219

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(a)	Right of use assets

Right of use assets as at March 31, 2024, are comprised of two warehouse leases each with an initial term of 3 years plus an extension for an additional term of 1 year, and one office lease with an initial term of 1 year plus an extension for an additional term of 1 y ear. The value of additions is determined as the present value of lease payments at the inception of the lease (see Note 9).

(b)	Depreciation

Depreciation expense for the three months ended March, 31 2024 of $76,970 (three months ended March 31, 2023 - $54,432), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss (See Note 16(a),(b)).

6.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales project is comprised of exploration applications, exploration titles and three option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire property within the Guayabales Project.

In October 2023, the Company secured option agreements to purchase surface rights for a four-year period (see Note 18).

Details of the two first option agreements are as follows:

i.	First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% NSR commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

●	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

●	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments	Exploration Expenditures	Total
		$	$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000	3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000	10,000,000	12,000,000
Phase 3	To commercial production	8,000,0001	—	8,000,000
		12,000,000	13,000,000	25,000,000

1 Based on the assumption that the Company does not elect to pay the NSR.

The Company has the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company has not recognized any option payments payable in the future under the agreement in the consolidated statement of financial position.

For the three months ended March 31, 2024, the Company has recognized $1,665,129 (three months ended March 31, 2023 – $1,932,191), including option payments of $nil (three months ended March 31, 2023 –$nil), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the First Guayabales Option.

As at March 31, 2024, and from inception of the agreement, the Company has recognized a total of $21,426,666 as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $1,750,000 required within the agreement.

ii.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2024, the Company has recognized $341,981 (three months ended March 31, 2023 – $nil), including option payments of $250,000 (three months ended March 31, 2023 – $nil), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

As at March 31, 2024, and from inception of the agreement, the Company has made total option payments of $1,500,000.

iii.	Surface Rights Agreements

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2024, the Company has recognized option payments of $nil, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at March 31, 2024, and from inception of the agreement, the Company has made total option payments of $600,000.

(b)	San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80 kilometres south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

For the three months ended March 31, 2024, the Company has recognized a total of $36,609 (three months ended March 31, 2023 – $35,938) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at March 31, 2024, and from inception of the agreement, the Company has made total option payments of $330,000.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

7.	LONG-TERM VAT RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production.

8.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Three month period ended March 31, 2024		Year ended December 31, 2023
	Number of warrants	$	Number of warrants	$

Opening balance	1,836,150	1,638,808	2,391,700	1,462,126
Subscription Warrants issued – March 2024 (b)	2,250,000	1,193,634	—	—
Warrants exercised	(205,000)	(131,235)	(555,550)	(1,126,799)
Fair value revaluation of warrants liability (a) (b)	—	(371,514)	—	1,303,481
Balance, end of period	3,881,150	2,329,693	1,836,150	1,638,808
Current portion	(1,631,150)	(934,859)	(1,836,150)	(1,638,808)
Long-term portion	2,250,000	(1,394,834)	—	—

a)	Subscription Warrants – October 2022 Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the October 2022 Offering are allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the October 2022 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the three months ended March 31, 2024, the Company recognized a derivative gain of $572,714 (three months ended March 31, 2023 – derivative loss of $1,440,045) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value for the Subscription Warrants was determined using the Black-Scholes option pricing model using the following weighted average assumptions as at March 31, 2024:

Weighted average share price	C$4.00
Weighted average risk-free interest rate	4.19%
Weighted average dividend yield	Nil
Weighted average stock price volatility	57%
Weighted average period to expiry (years)	0.07

Subsequent to the quarter, the Company received total proceeds of $3,859,759 (C$5,301,237) representing the exercise of all of the remaining Subscription Warrants.

b)	Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering are allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the three months ended March 31, 2024, the Company recognized a derivative loss of $566,418 in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the FINCAD option pricing model using the following weighted average assumptions as at March 31, 2024:

Weighted average share price	C$4.00
Weighted average risk-free interest rate	4.19%
Weighted average dividend yield	Nil
Weighted average stock price volatility	76%
Weighted average period to expiry (years)	2.92

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

9.	LEASE LIABILITIES

As at	March 31, 2024	December 31, 2023
	$	$
Opening balance	119,697	76,611
New leases during the period	124,778	119,850
Termination of lease agreement	—	(62,860)
Lease payments	(26,179)	(54,442)
Interest accretion expense	12,261	21,792
Foreign exchange	2,252	18,746
Balance, end of period	232,809	119,697
Current portion	(76,050)	(32,918)
Long-term portion	156,759	86,779

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 27.07%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the three months ended March 31, 2024, the Company made lease payments of $46,450 (three months ended March 31, 2023 – $21,261) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

10.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the executive chairman of the board of directors (the “Chairman”), the president and chief executive officer (“CEO”) and the chief financial officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the three months ended March 31	2024	2023
	$	$
Management salaries and benefits	195,000	151,568
Share-based payments	85,441	137,486
	280,441	289,054

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

11.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2023.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values as at March 31, 2024.

Other financial liabilities as at March 31, 2024 (December 31, 2023 – $1,638,808) were as follows:

As at March 31, 2024	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	2,329,693	—	—	2,329,693

There were no transfers between the fair value hierarchy during the three months ended March 31, 2024.

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at March 31, 2024, the exchange rates were COP:US$3,842.30, based on Banco de la Republica – Colombia, and CAD:US$0.7380, based on Bank of Canada, respectively (December 31, 2023, COP:US$3,822.05 and CAD:US$0.7561, respectively).

For the three months ended March 31, 2024, the average was COP:US$3,914.97 and CAD:US$0.7415, respectively (three months ended March 31, 2023, COP:US$4,760.16 and CAD:US$0.7366, respectively).

The Company had the following foreign currency balances:

As at March 31, 2024	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,023,334	266,334
Cash and cash equivalents	CAD	27,890,135	20,583,126
Receivables	COP (000’s)	810,998	211,071
Long-Term VAT Receivable	COP (000’s)	7,381,186	1,921,033
Receivables	CAD	75,270	55,550
Accounts payable and accrued liabilities	COP (000’s)	(5,941,315)	(1,546,291)
Accounts payable and accrued liabilities	CAD	(240,994)	(177,855)
Warrants liability	CAD	(3,156,734)	(2,329,693)
Lease liability	COP (000’s)	(894,524)	(232,809)

As at December 31, 2023	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,380,749	361,259
Cash and cash equivalents	CAD	13,041,560	9,860,548
Receivables	COP (000’s)	698,996	182,885
Long-Term VAT Receivable	COP (000’s)	6,877,768	1,799,497
Receivables	CAD	24,298	18,371
Accounts payable and accrued liabilities	COP (000’s)	(5,973,328)	(1,562,860)
Accounts payable and accrued liabilities	CAD	(208,325)	(157,512)
Warrants liability	CAD	(2,167,487)	(1,638,808)
Lease liability	COP (000’s)	(457,494)	(119,698)

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “A” or equivalent, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at March 31, 2024, the cash balance was $23,735,889. However, the cash balance is not sufficient to meet all of its future obligations in respect of the option contracts in Note 18 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The initial base shelf prospectus was effective until December 2023.

In connection with the initial base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit.

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

On December 6, 2023, the Company filed a new short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units or debt securities, or a combination thereof up to an aggregate total of C$200,000,000. The new base shelf prospectus replaces the one approved on November 10, 2021 and remains effective until January 2026.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended March 31, 2024.

13.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the three months ended March 31, 2024 and 2023, the Company issued shares resulting from the following transactions:

2024 Transactions

i.	On March 4, 2024, the Company issued 4,500,000 common shares upon closing of the March 2024 Offering. Proceeds from the March 2024 Offering of C$18,900,000 ($13,925,729) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $12,732,095 was allocated to Common Shares (See Note 8(b)). Common Share issue costs of $702,386 (See Note 8(b)) were recognized as a reduction in share capital.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

ii.	The Company issued 176,550 common shares resulting from the exercise of stock options (See Note 15).

iii.	The Company issued 205,000 common shares resulting from the exercise of warrants (See Note 8(a)).

Subsequent to the quarter, the Company received gross proceeds of $4,210,392 (C$5,780,904) representing the exercise of stock options and all of the remaining Subscription Warrants of the October 2022 Offering.

2023 Transactions

iv.	On March 22, 2023, the Company issued 7,060,000 common shares, at a price of C$4.25 per share, resulting from the closing of a Bought Deal Offering (the “March 2023 Offering”) for a total of $21,882,311 (C$30,005,000). Share issue costs of $1,579,306 were cash based and were recognized as a reduction in share capital.

v.	The Company issued 176,042 common shares resulting from the exercise of stock options (See Note 15).

vi.	The Company issued 75,000 common shares resulting from the exercise of warrants.

14.	EARNINGS PER SHARE

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the three months ended March 31	2024	2023

Net loss	$(4,725,236)	$(3,973,790)
Weighted average number of common shares outstanding	63,415,998	53,635,831
Basic net loss per common share	$(0.07)	$(0.07)

(b)	Diluted

The Company incurred a net loss for each of the periods of three months ended March 31, 2024 and 2023; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

15.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The continuity of stock options during the period were as follows:

	2024		2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	4,177,217	3.10	4,019,167	2.25
Granted	—	—	—	—
Exercised	(176,550)	1.17	(176,042)	1.74
Forfeited	—	—	(168,126)	2.59
Outstanding, March 31	4,000,667	3.19	3,674,999	2.26

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2024:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$0.60 – $1.00	415,867	0.14	1.00	415,867	0.14	1.00
$2.00 – $3.00	2,237,300	3.06	2.87	1,807,300	2.90	2.88
$3.01 – $4.00	142,500	2.35	3.95	141,250	2.34	3.96
$4.01 – $7.00	1,205,000	4.61	4.44	38,750	4.09	6.20
	4,000,667	3.20	3.19	2,403,167	2.41	2.67

Options outstanding as at March 31, 2024 have vesting terms of every six or eight months over a two or three year period and have terms of three to five years.

During the first quarter of 2024 and 2023, no stock options were granted.

16.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

For the three months ended March 31	2024	2023
	$	$
Drilling services	1,229,635	807,207
Assaying	496,506	305,277
Salaries and benefits	483,452	345,991
Field costs, surveys and other	405,538	154,608
Geophysics	286,803	2,860
Option payments and fees (i)	285,858	51,494
Transportation and meals	231,291	114,101
Consulting and professional fees	220,864	142,310
Security	95,583	46,698
Depreciation and amortization	65,789	51,431
Communities	37,201	20,094
	3,838,520	2,042,071

i.	Includes total option payments in respect of option agreements for the three months ended March 31, 2024, of $250,000, (three months ended March 31, 2023 – $nil).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	General and administration

General and administration expense is made up of the following:

For the three months ended March 31	2024	2023
	$	$
Salaries and benefits	396,739	264,309
Share-based compensation	358,593	442,470
Investor relations	92,765	35,619
Office administration	91,860	74,303
Regulatory and compliance fees	62,286	10,686
Travel and entertainment	88,806	114,723
Consulting and professional fees	83,189	98,294
Directors’ fees and expenses	17,760	—
Depreciation and amortization	11,180	3,001
	1,203,178	1,043,405

(c)	Finance costs

Finance costs are made up of the following:

For the three months ended March 31	2024	2023
	$	$
Finance issue expense (i)	65,849	—
Interest accretion expense (ii)	12,261	4,200
Other finance expenses	14,694	—
	92,804	4,200

i.	Represents the portion of the March 2024 Offering financing costs allocated to the Subscription Warrants.

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability, representing also the interest portion of lease payments (See Note 9)

17.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

For the three months ended March 31	2024	2023
	$	$
Receivables and prepaid expenses	(180,389)	(128,630)
Accounts payables and accrued liabilities	616,205	(350,271)
	435,816	(478,901)

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

18.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at March 31, 2024, the Company had the following contractual commitments:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Other lease commitments (a)	184,365	184,365	—	—
Service contracts (b)	720,422	720,422	—	—
	904,787	904,787	—	—

(a)	Lease liability commitments represent contractual lease payments payable over future periods in respect of lease liabilities recognized.

(b)	Service contracts represent commitments in respect of geophysics and drilling.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at March 31, 2024, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
First Guayabales Option (a), (b)	2,250,000	416,666	1,333,328	500,006
Second Guayabales Option	5,550,000	250,000	3,150,000	2,150,000
San Antonio Option (a)	2,170,000	250,000	1,920,000	—
Other Option agreements (c)	3,800,000	825,000	2,975,000	—
	13,770,000	1,741,666	9,378,328	2,650,006

(a)	Excludes additional option payment or NSR upon reaching commercial production.

(b)	Amounts disclosed relate only to option payments of the agreement. In addition, as at March 31, 2024, the Company has recognized a total of $21,426,666 as exploration and evaluation expenditures in respect of the minimum expenditures required under the First Guayabales Option.

(c)	Amounts disclosed related to the option agreements to purchase surface rights for a four-year period (see Note 6).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.